Exhibit (a)(8)

          FILED

          11 DEC 21 PM 2:37

          KING COUNTY

          SUPERIOR COURT CLERK

          E-FILED

          CASE NUMBER: 11-2-44110-5 SEA

SUPERIOR COURT OF WASHINGTON

KING COUNTY

ROHIT SANGAL, individually and on behalf of all others similarly situated,	CLASS ACTION

Plaintiff,	Case No.

v.

SONOSITE, INC., CARMEN L. DIERSEN,

KEVIN M. GOODWIN, STEVEN R.

GOLDSTEIN, PAUL V. HAACK, ROBERT

G. HAUSER, RODNEY F. HOCHMAN,

RICHARD O. MARTIN, WILLIAM G.

PARZYBOK, JR., FUJIFILM HOLDINGS

CORPORATION and SALMON

ACQUISITION CORPORATION,

COMPLAINT

JURY TRIAL DEMANDED

Defendants.

Plaintiff, Rohit Sangal, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of SonoSite, Inc. (“SonoSite” or the “Company”) against SonoSite’s Board of Directors (the “Board” or the “Individual Defendants”), FUJIFILM Holdings Corporation (“Fujifilm”) and Salmon Transaction Corporation (the “Merger Sub”)(collectively referred to as “Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Fujifilm by means of an unfair process and for an unfair price.

2. On December 15, 2011, Fujifilm and the Company announced a definitive agreement under which Fujifilm, through its indirect wholly-owned subsidiary, the Merger Sub, will make an all-cash tender offer to purchase all outstanding shares of SonoSite common stock for $995 million in cash, or about $54 per share (the “Proposed Transaction”). The tender offer is scheduled to commence within 20 business days and will remain open for 21 U.S. business days.

3. In approving the Proposed Transaction, the Individual Defendants have breached their fiduciary duties of loyalty and due care by, inter alia, (i) agreeing to sell SonoSite without first taking steps to ensure that Plaintiff and other public shareholders of the Company would obtain consideration fair and adequate under the circumstances; and (ii) engineering the Proposed Transaction to benefit themselves and/or the other defendants without regard for SonoSite’s public shareholders. Moreover, as alleged further herein, Fujifilm and Merger Sub

COMPLAINT Cause #:	- 1 -	BRESKIN | JOHNSON | TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660

aided and abetted the Individual Defendants’ breaches of fiduciary duty. Thus, each of the Defendants violated and continue to violate applicable law by directly breaching their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing.

4. Moreover, to be sure the Proposed Transaction can be consummated by short-form merger on an expedited basis, the Board granted Fujifilm a “Top-Up Option” that helps defendants avoid the protracted process of a shareholder vote. Not only would the extended timeframe of a long-form merger increase third parties’ ability to assemble and present a “Superior Proposal,” it would also allow for shareholders to fully digest the windfall of information recently disclosed and possibly vote down the Proposed Transaction.

5. Absent judicial intervention, the merger will be consummated, resulting in irreparable injury to Plaintiff and the Class. This action seeks to enjoin the unreasonable steps taken by the Defendants in entering into the merger agreement without attempting to maximize shareholder value. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests through the Proposed Transaction, that the Proposed Transaction is conducted in a manner that is not overtly improper, unfair and illegal, and that all material information concerning the Proposed Transaction is disclosed to the SonoSite shareholders so that they are able to make informed decisions as to whether to vote in favor or against the Proposed Transaction or to seek appraisal of their shares.

PARTIES

6. Plaintiff Rohit Sangal is, and has been at all relevant times, the owner of shares of SonoSite common stock.

7. SonoSite is a corporation organized and existing under the laws of the State of Washington. It maintains its principal corporate offices at 21919 30th Drive S.E., Bothell, WA. SonoSite, Inc. develops, manufactures, and distributes hand-carried ultrasound systems for use across medical specialties and in a range of treatment settings. The Company also offers accessories for its products that include mobile docking stations, multiple transducer connections, image transfer and management software, printers, video recorders, auxiliary monitors, storage devices, carrying cases, and disposable supplies. In addition, it develops programs in ultrasound education. The Company sells its products directly, as well as through independent third-party distributors and strategic alliances in the United States, Australia, Canada, France, Germany, India, Italy, Japan, Spain, the United Kingdom, Africa, Asia, China, the Middle East, and Latin America. SonoSite is traded on Nasdaq under the symbol “SONO.”

8. Defendant Carmen L. Diersen (“Diersen”) has served as a Director of SonoSite since 2005. Diersen is Chairman of the Nominating and Corporate Governance Committee and a member of the Audit Committee.

9. Defendant Kevin M. Goodwin (“Goodwin”) has served as a President, Chief Executive Officer and a Director since 1998.

10. Defendant Steven R. Goldstein (“Goldstein”) has served as a Director of SonoSite since 1998. Goldstein is a member of the Compensation Committee.

11. Defendant Paul V. Haack (“Haack”) has served as a Director of SonoSite since 2006. Haack is Chairman of the Audit Committee and a member of the Nominating and Corporate Governance Committee.

12. Defendant Robert G. Hauser (“Hauser”) has served as SonoSite’s Non-Executive Chairman of the Board since August 2010 and as a Director since February 2004. Hauser is also a member of the Compensation Committee.

COMPLAINT Cause #:	- 2 -	BRESKIN | JOHNSON | TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660

13. Defendant Rodney F. Hochman (“Hochman”) joined SonoSite’s board in July 2009.

14. Defendant William G. Parzybok, Jr. (“Parzybok”) has served as a Director of SonoSite since 1998. Parzybok is Chairman of the Compensation Committee and a member of the Audit Committee.

15. Defendant Richard O. Martin (“Martin”) joined SonoSite’s Board in May 2008. Martin is a member of the Audit Committee.

16. Defendants referenced in ¶¶ 8 through 15 are collectively referred to as Individual Defendants and/or the Board.

17. Fujifilm provides imaging, information, and document solutions for individual consumers and commercial enterprises primarily in Japan, the Americas, Europe, and Asia. Its Imaging Solutions segment develops, manufactures, markets, and services color films, digital cameras, photofinishing equipment, color papers, chemicals, and related products, as well as provides film processing and photo printing services. The company’s Information Solutions segment develops, manufactures, markets, and services equipment and materials for medical systems and life sciences, pharmaceuticals, equipment and materials for graphic arts, flat panel display materials, recording media, optical devices, electronic materials, inkjet materials, and related products. Its Document Solutions segment develops, manufactures, markets, and services office copy machines/multifunction devices, printers, production systems and services, paper, consumables, office services, and other related products. The company was formerly known as Fuji Photo Film Co., Ltd. and changed its name to FUJIFILM Holdings Corporation in October 2006. FUJIFILM Holdings Corporation was founded in 1934, is headquartered in Tokyo, Japan.

18. Defendant Salmon Transaction Corporation is a Washington corporation and an indirect wholly-owned subsidiary of Fujifilm that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

19. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of SonoSite and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

20. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

21. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

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(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

22. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

23. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of SonoSite.

CLASS ACTION ALLEGATIONS

24. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of SonoSite common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

25. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of December 20, 2011, SonoSite has approximately 13.94 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Have the defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(v)	Have the defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(vi)	Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

(vii)	Have SonoSite, Fujifilm, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(viii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

COMPLAINT Cause #:	- 4 -	BRESKIN | JOHNSON | TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660

(c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy

FURTHER SUBSTANTIVE ALLEGATIONS

26. SonoSite has a business model that works, has consistent earnings growth, and looks like it’s ready to hit its critical mass. In August 2009, SonoSite acquired all of the outstanding stock of CardioDynamics International Corporation (“CDIC”), a leader in impedance cardiography (“ICG”) for noninvasive hemodynamic assessment that develops, manufactures, and markets ICG devices and sensors. The business combination enabled SonoSite to expand its distribution platform and product offerings into the primary care setting.

27. In June 2010, SonoSite acquired all of the outstanding stock of VisualSonics, Inc. (“VisualSonics”) a leader in high-frequency, high-resolution, ultrasound-based imaging systems (or “micro-ultrasound” systems) designed specifically for live imaging of small animals. This business combination positioned SonoSite for long-term growth in both the clinical point-of-care markets and the pre-clinical markets.

28. In March 2011, the Company introduced “Photoacoustics,” a new technology that will give cardiovascular and cancer researchers tools for real time in-vivo research at functional, anatomical and molecular levels without the use of radiation. These developments have laid a foundation for SonoSite in the clinical market for long-term growth through expansion in four vertical markets including acute, primary care, musculoskeletal, and field medicine.

29. On July 25, 2011, Kevin M. Goodwin (“Goodwin”), SonoSite’s President and CEO said, “For the first half, we had strong and positive momentum achieving revenue growth of 22%. In the second quarter, we had expectations of an additional $4.0-$5.0 million in revenue, which ended up as rolled-over orders … We anticipate though a strong second half, which will be punctuated with a new product release and the expected return of momentum in our government business.”

30. On October 25, 2011, SonoSite reported revenues for the third quarter of 2011 were $75.7 million, rising 10% in comparison to $68.5 million in the third quarter of 2010. Revenues for the nine months of 2011 were $219.5 million, compared to $186.1 million in 2010, an increase of 18%. Overall order booking rates also increased 16% in the quarter.

COMPLAINT Cause #:	- 5 -	BRESKIN | JOHNSON | TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660

31. On November 10, 2011, The Street Ratings upgraded SonoSite from “hold” to “buy” citing the Company’s plainly evident strengths such as its revenue growth, largely solid financial position with reasonable debt levels, expanding profit margins and solid stock performance. SonoSite’s revenue growth has outpaced the industry average by 2.8% in the most recent quarter and its gross profit margin is an extremely high 75%.

32. On November 4, 2011, news was leaked that SonoSite was up for sale and in talks with potential buyers including Samsung Electronics Co. At that time, Alan Robinson, an analyst at RBC Wealth Management in Seattle, said that SonoSite “would be an attractive target for companies seeking to offer diagnostic tools.” Companies that fit this description include giants such as GE, Siemens and Phillips.

33. On November 17, 2011 the Company announced it received FDA 510(k) clearance for its fifth-generation, high-performance EDGE™ ultrasound system. The EDGE system is a tremendous product and we are excited to bring it to point-of-care medicine,” said Goodwin. “We are encouraged by the timely regulatory review process, which represents a collaborative effort by many. We look forward to adding this new tool to our core markets and providing physicians with the impact they have been asking for in healthcare delivery. Designed with physician feedback in mind, the EDGE system reaches a new level of clinical performance and product design, arming physicians with a tool to deliver better, safer and improved patient care. The Company is now commencing US customer deliveries. International deliveries are pending CE marking.

34. Despite stellar financial results and exciting new products ready for sale in the open market, SonoSite jointly announced on December 15, 2011, that is had agreed to be acquired for approximately $54 per share in the Proposed Transaction. The press release reads in relevant part:

TOKYO & BOTHELL, Wash. – (BUSINESS WIRE) – Dec. 15, 2011 – FUJIFILM Holdings Corporation (TSE: 4901, hereinafter: Fujifilm), a diversified technology company that operates in healthcare, highly functional materials, and document solutions, announced today that it has entered into a definitive agreement with SonoSite, Inc. (NASDAQ: SONO, hereinafter: SonoSite), a pioneer and leader in bedside and point-of-care ultrasound technology, pursuant to which Fujifilm will acquire SonoSite for approximately $995 million (which includes amounts payable in connection with its convertible debt). The transaction was unanimously approved by the Boards of Directors of both companies.

Fujifilm, through a U.S. subsidiary, will make an all-cash tender offer to purchase all outstanding shares of SonoSite common stock for $54 per share in cash. The purchase price represents a premium of 50.0% over SonoSite’s average closing stock price over the three months ended December 14, 2011, and a 75.4% premium over the closing price on November 2, 2011, the last trading day before news reports relating to a possible sale transaction were first published. The tender offer is scheduled to commence within 20 business days and will remain open for 21 U.S. business days. The transaction is conditioned on the tender of a majority of the outstanding shares of SonoSite and remains subject to the satisfaction of customary closing conditions, including expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and necessary foreign jurisdictions. Following the completion of the tender offer, Fujifilm intends to acquire the remaining outstanding shares of SonoSite common stock through a second-step merger.

SonoSite’s Board of Directors will recommend that SonoSite’s shareholders tender their shares to Fujifilm pursuant to the offer. Upon completion of the acquisition, SonoSite will become a wholly owned subsidiary of Fujifilm, and will continue operations in Bothell, WA. SonoSite will continue to be managed by its current leadership team, who will play a key role in driving the group’s future growth in the medical equipment sector, a key strategic pillar of Fujifilm.

SonoSite, a world leader in point-of-care ultrasound products (POCU), specializes in the development of ultra portable and robust devices that are used in more than 20 clinical specialties. The company also recently expanded into the pre-clinical research market with its newly acquired ultra-high frequency micro-

COMPLAINT Cause #:	- 6 -	BRESKIN | JOHNSON | TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660

ultrasound technology. SonoSite’s systems ultimately improve healthcare delivery and efficiency by enabling physicians to deliver safer and less expensive care in hospitals and beyond.

SonoSite’s products are designed for applications where ultrasound has not typically been used, such as emergency medicine, surgery, critical care, internal medicine, musculoskeletal, and vascular access procedures, as well as for imaging in traditional applications, such as radiology, cardiology, vascular medicine, and obstetrics and gynecology.

This transaction will bring together the complementary strengths of Fujifilm’s high-quality imaging technologies and SonoSite’s pioneering point-of-care expertise and miniaturization capabilities, amplifying the business’ leadership within the growing POCU sector. In particular, the combined entity will be well-positioned to:

Develop and produce industry-leading and price-competitive products for both point-of-care and traditional diagnostic markets, utilizing Fujifilm and SonoSite’s innovative manufacturing technologies.

Drive the geographic expansion of POCU devices by deploying a worldwide sales infrastructure and distribution channels on a reciprocal basis.

Accelerate the development and commercialization of next generation compact, easy-to-use and high-quality medical imaging devices resulting from the combination of Fujifilm’s proprietary imaging and laser technology and SonoSite’s advanced ASIC technology, cutting edge high-frequency ultrasound and transducer technology and its photoacoustic imaging technology.

Leveraging their existing and future product portfolio Fujifilm and SonoSite will be able to capture the significant growth opportunities arising from new application areas in point-of-care ultrasound diagnosis and treatment.

Commenting on the transaction, President and CEO of Fujifilm, Shigetaka Komori said, “We are delighted to be joining forces with SonoSite. This transaction significantly accelerates Fujifilm’s full-scale entry into the fast-growing hand-carried ultrasound equipment market and will position ultrasonography as a strategic pillar for the future growth of our medical systems business. Beginning with the sales of X-ray films in 1936, Fujifilm gradually developed its business in the medical field. Since the release of the world’s first FCR digital x-ray diagnostic imaging system in 1983, the company has continuously pursued one central goal: providing easy-to-interpret, high-quality images at the medical frontline. We are confident that, together with SonoSite, we will further enhance our technological expertise to develop medical imaging devices that contribute to the improvement of medical diagnostics and care quality for patients worldwide.”

SonoSite’s President and CEO, Kevin Goodwin, said, “We are pleased that this transaction gives our shareholders the opportunity to realize full value for their SonoSite shares. We are also very excited to be partnering with Fujifilm as it will enable us to significantly accelerate our international business and product development efforts, and respond to the fast-evolving needs of physicians around the world. We believe that the performance, size, ease of use, and cost-effectiveness of our products will drive further growth in existing ultrasound markets, and are opening new markets as they bring ultrasound visualization out of the imaging lab and to the point-of-care, whether at the patient’s bedside or the physician’s examination table.”

Fujifilm has successfully transformed its business structure for growth by expanding from traditional photographic film to other priority business fields. Positioning the medical systems and life sciences business as one of its key growth areas, Fujifilm is seeking to cover “prevention, diagnosis, and treatment” comprehensively as a total healthcare company.

Barclays Capital is acting as financial advisor to Fujifilm and Shearman & Sterling LLP is acting as legal counsel. J.P. Morgan Securities LLC and GCA Savvian Advisors, LLC are acting as exclusive financial advisors to SonoSite and Fenwick & West LLP is acting as legal counsel.

COMPLAINT Cause #:	- 7 -	BRESKIN | JOHNSON | TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660

The Company Enters into the Unfair Proposed Transaction

35. Fujifilm will be acquiring SonoSite for $995 million in cash, or about $54 per share. That’s a 28% premium to the Company’s close price on December 14, 2011, however, shareholders of Synovis Life Technologies (“Synovis”) received a 52% premium for their shares on December 13, 2011 when Baxter International Inc. announced it had agreed to acquire them. Synovis, like SonoSite, is a medical-products maker and industry competitor of the Company.

36. SonoSite’s estimated revenue growth for this year of 12.1%, a number that is expected to grow to 104.1% next year. Yet, the Company is being purchased for only slightly more than three times trailing revenue, a multiple not at all robust by historical small-cap med-tech standards according to Stephen D. Simpson (“Simpson”), CFA.

37. SonoSite’s impressive performance to date is just the tip of the iceberg. Though competing with giants like General Electric, Siemens and Phillips, SonoSite has successfully carved a 37% market share in the portable ultrasound market which “is still under-penetrated,” according to Simpson.

38. This transaction significantly accelerates Fujifilm’s full-scale entry into the fast-growing hand-carried, ultrasound equipment market,” Fujifilm President Shigetaka Komori said. The global market for portable ultrasound machines may reach 85 billion yen ($1.1 billion) in 2014 from 50 billion yen in 2009, Fujifilm told reporters at a briefing in Tokyo.

39. SonoSite’s Board and management team unanimously voted in favor the Proposed Transaction. Not surprisingly, all have been promised that they will retain their positions with the go-forward company.

40. It appears that everyone involved in the transaction will get to take part in the successful position of the Company today and the clear, unequivocal projections for continued growth after the deal, other than SonoSite’s shareholders. As Goodwin stated in his December 15, 2011, conference call with SonoSite employees following the announcement of the Proposed Transaction, “To put it simply, the transaction’s all about growth … I want everyone to understand that this transaction should in no way impact our operations or how we do business. The transaction is about growth, not cost-cutting. Following the completion of the transaction, Fujifilm will be your employer but your day-to-day job responsibilities are expected to remain the same … Furthermore SonoSite’s management team including myself is expected to remain in place following the closing of the transaction where we will play a key role in driving the group’s future growth in the medical equipment sector.”

41. Given the Company’s recent strong performance and its growth potential, the Proposed Transaction consideration is inadequate and undervalues the Company.

PRECLUSIVE DEAL PROTECTION MECHANISMS

42. In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

43. §7.1(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Fujifilm. Specifically, §7.1 of the Merger Agreement prohibits SonoSite from soliciting, encouraging, initiating, engaging or knowingly facilitating any inquiries, proposals or offers with respect to or that constitutes, or that may reasonably be expected to lead to, any “Superior Transaction” as defined in the Merger Agreement. However, even the Board’s consideration of unsolicited proposal is restricted: prior to considering any such

COMPLAINT Cause #:	- 8 -	BRESKIN | JOHNSON | TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660

proposal, the Board must determine, in consultation with its financial advisors and outside legal counsel, that its fiduciary duties require it to consider the proposal. Thus, the Board cannot consider alternative proposals even if it reasonably believes that any such proposal would be beneficial to shareholders. §7.1(d) demands that the Company terminate any and all prior or on-going discussions with other potential acquirers.

44. The Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Pursuant to §7.1(c) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Fujifilm of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with Fujifilm in order to enter into the competing proposal, it must grant Fujifilm three business days in which the Company must negotiate in good faith with Fujifilm (if Fujifilm so desires) and allow Fujifilm to amend the terms of the Merger Agreement to make a counter-offer that is more favorable to the Company’s shareholders as the competing bid. In other words, the Merger Agreement gives Fujifilm access to any rival bidder’s information and allows Fujifilm a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Fujifilm and piggy-back upon the due diligence of the foreclosed second bidder.

45. The Merger Agreement also provides that a termination fee of $24,900,000 must be paid to Fujifilm by SonoSite if the Merger Agreement is terminated under certain circumstances. Under one scenario, SonoSite must pay this fee even if it consummates any Superior Transaction (as defined in the Merger Agreement) within 12 months following the termination of the Merger Agreement.

46. In contrast, the Merger Agreement does not require Fujifilm to pay a “Parent Termination Fee” under any circumstances.

47. Thus, the termination fee payable by SonoSite will make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to SonoSite shareholders.

48. Additionally, the Merger Agreement contains provisions that permit Fujifilm to purchase SonoSite regardless of whether a majority of the Company’s shareholders support the deal or not.

49. Specifically, §2.4 of the Merger Agreement provides for a “Top-Up Option” as follows:

(a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth in this Section 2.4, to purchase that number of shares of Company Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of Company Shares held by Parent and Merger Sub at the time of such exercise, shall constitute one share more than 90% of the total Company Shares then outstanding, and assuming the issuance of the Top-Up Shares (such number, the “Short-Form Threshold”), at a price per share of Company Common Stock equal to the Offer Price.

50. The Top-Up Option ensures that Fujifilm will acquire control of at least 90% of the Company’s outstanding common stock without regard to whether a single shareholder tenders their shares in the Tender Offer, and squeeze out the Company’s minority common stockholders.

51. In reality, Fujifilm does not even have to pay SonoSite for the shares issued pursuant to the Top-Up Option. Pursuant to §2.4(c), the “Top-Up Consideration” may be paid by issuance of a full-recourse promissory note by Merger Sub guaranteed by Parent in principal amount equal to the remainder, bearing simple interest at applicable federal rate per annum and due on the first anniversary of the Top-Up Closing (which promissory note may be prepaid, in whole or in part, without premium or penalty.

COMPLAINT Cause #:	- 9 -	BRESKIN | JOHNSON | TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660

52. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties (Against All Individual Defendants)

53. Plaintiff repeats all previous allegations as if set forth in full herein.

54. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of SonoSite and have acted to put their personal interests ahead of the interests of SonoSite shareholders.

55. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize SonoSite’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

56. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of SonoSite because, among other reasons:

(a) they failed to take steps to maximize the value of SonoSite to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value SonoSite; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

57. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of SonoSite’s assets and will be prevented from benefiting from a value-maximizing transaction.

58. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

59. Plaintiff and the Class have no adequate remedy at law.

COMPLAINT Cause #:	- 10 -	BRESKIN | JOHNSON | TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660

COUNT II

Breach of Fiduciary Duty – Disclosure

(Against Individual Defendants)

60. Plaintiff repeats all previous allegations as if set forth in full herein.

61. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting SonoSite’s shareholders.

62. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

63. As a result, Plaintiff and the Class members are being harmed irreparably.

64. Plaintiff and the Class have no adequate remedy at law.

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COUNT III

Aiding and Abetting

(Against SonoSite, Fujifilm, and Merger Sub)

65. Plaintiff repeats all previous allegations as if set forth in full herein.

66. As alleged in more detail above, Defendants SonoSite, Fujifilm, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

67. As a result, Plaintiff and the Class members are being harmed.

68. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

COMPLAINT Cause #:	- 11 -	BRESKIN | JOHNSON | TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660

JURY DEMAND

Plaintiff requests trial by jury of all issues so triable.

Respectfully submitted,

Dated: December 21, 2011	BRESKIN JOHNSON & TOWNSEND PLLC

_/s/Roger M. Townsend

Roger M. Townsend
1111 Third Avenue, Suite 2230
Seattle, WA 98101
Tel: 206.652.8660
Fax: 206.652.8290

BRODSKY & SMITH, LLC
Evan J. Smith
Marc L. Ackerman
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
(610) 667-6200
(610) 667-9029 (fax)

COMPLAINT Cause #:	- 12 -	BRESKIN | JOHNSON | TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660